Exhibit 12.1

Simmons First National Corporation
Computation of Consolidated Ratios of Earnings to Fixed Charges

	Six Months Ended June 30		Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
Fixed Charges:
Interest on deposits	$4,505	$4,281	$8,399	$10,625	$14,925	$19,537	$31,046
Interest on borrowings	2,399	1,865	3,864	4,992	5,471	7,469	7,760
Estimated interest on rental expense	909	605	1,264	936	617	526	469
Fixed charges including interest on deposits (A)	7,813	6,751	13,527	16,553	21,013	27,532	39,275
Less: Interest on deposits	4,505	4,281	8,399	10,625	14,925	19,537	31,046
Fixed charges excluding interest on deposits (B)	$3,308	$2,470	$5,128	$5,928	$6,088	$7,995	$8,229

Earnings:
Pretax income from continuing operations	$19,657	$18,059	$32,536	$40,015	$35,799	$54,431	$35,400
Fixed charges including interest on deposits	7,813	6,751	13,527	16,553	21,013	27,532	39,275
Earnings, including interest on deposits (C)	27,470	24,810	46,063	56,568	56,812	81,963	74,675
Less: Interest on deposits	4,505	4,281	8,399	10,625	14,925	19,537	31,046
Earnings, excluding interest on deposits (D)	$22,965	$20,529	$37,664	$45,943	$41,887	$62,426	$43,629

Ratio of earnings to fixed charges:
Including interest on deposits (C /A)	3.52	3.68	3.41	3.42	2.70	2.98	1.90
Excluding interest on deposits (D / B)	6.94	8.31	7.35	7.75	6.88	7.81	5.30